Form 45-106F1 *Report of Exempt Distribution*

ITEM 1 – REPORT TYPE

- [x] New report
- [ ] Amended report — If amended, provide filing date of report that is being amended. ____ (YYYY-MM-DD)

ITEM 2 – PARTY CERTIFYING THE REPORT

Indicate the party certifying the report (select only one). For guidance regarding whether an issuer is an investment fund, refer to section 1.1 of National Instrument 81-106 Investment Fund Continuous Disclosure *and the companion policy to NI 81-106.*

- [ ] Investment fund issuer
- [x] Issuer (other than an investment fund)
- [ ] Underwriter

ITEM 3 – ISSUER NAME AND OTHER IDENTIFIERS

Provide the following information about the issuer, or if the issuer is an investment fund, about the fund.

Full legal name: High Tide Inc.

Previous full legal name:

If the issuer's name changed in the last 12 months, provide most recent previous legal name.

Website: (if applicable)

If the issuer has a legal entity identifier, provide below. Refer to Part B of the Instructions for the definition of "legal entity identifier".

Legal entity identifier:

If two or more issuers distributed a single security, provide the full legal name(s) of the co-issuer(s) other than the issuer named above.

Full legal name(s) of co-issuer(s): (if applicable)

ITEM 4 – UNDERWRITER INFORMATION

If an underwriter is completing the report, provide the underwriter's full legal name and firm NRD number.

Full legal name:

Firm NRD number: (if applicable)

If the underwriter does not have a firm NRD number, provide the head office contact information of the underwriter.

Street address:

Municipality:

Province/State:

Country:

Postal code/Zip code:

Telephone number:

Website: (if applicable)

ITEM 5 – ISSUER INFORMATION

If the issuer is an investment fund, do not complete Item 5. Proceed to Item 6.

a) Primary industry

Provide the issuer's North American Industry Classification Standard (NAICS) code (6 digits only) that in your reasonable judgment most closely corresponds to the issuer's primary business activity.

NAICS industry code: 4 1 8 9 9 0

If the issuer is in the ***mining industry*** *, indicate the stage of operations. This does not apply to issuers that provide services to issuers operating in the mining industry. Select the category that best describes the issuer's stage of operations.*

☐ Exploration ☐ Development ☐ Production

Is the issuer's primary business to invest all or substantially all of its assets in any of the following? If yes, select all that apply.

☐ Mortgages ☐ Real estate ☐ Commercial/business debt ☐ Consumer debt ☐ Private companies
☐ Cryptoassets

b) Number of employees

Number of employees: ☒ 0 – 49 ☐ 50 – 99 ☐ 100 – 499 ☐ 500 or more

c) SEDAR profile number

Does the issuer have a SEDAR profile?

☐ No ☒ Yes If yes, provide SEDAR profile number: 0 0 0 4 5 2 1 7

If the issuer does not have a SEDAR profile complete Item 5(d) – (h).

d) Head office address

Street address		Province/State	
Municipality		Postal code/Zip code	
Country		Telephone number	

e) Date of formation and financial year-end

Date of formation: ____ YYYY ____ MM ____ DD Financial year-end: ____ MM ____ DD

f) Reporting issuer status

Is the issuer a reporting issuer in any jurisdiction of Canada? ☐ No ☐ Yes

If yes, select the jurisdictions of Canada in which the issuer is a reporting issuer.

☐ All ☐ AB ☐ BC ☐ MB ☐ NB ☐ NL ☐ NT
☐ NS ☐ NU ☐ ON ☐ PE ☐ QC ☐ SK ☐ YT

g) Public listing status

If the issuer has a CUSIP number, provide below (first 6 digits only).

CUSIP number: ______

If the issuer is publicly listed, provide the name of the exchange on which the issuer's equity securities primarily trade. Provide only the name of an exchange and not a trading facility such as, for example, an automated trading system.

Exchange name: ______

h) Size of issuer's assets

Select the size of the issuer's assets based on its most recently available annual financial statements (Canadian $). If the issuer has not prepared annual financial statements for its first financial year, provide the size of the issuer's assets at the distribution end date.

☐ $0 to under $5M ☐ $5M to under $25M ☐ $25M to under $100M
☐ $100M to under $500M ☐ $500M to under $1B ☐ $1B or over

ITEM 6 – INVESTMENT FUND ISSUER INFORMATION

If the issuer is an investment fund, provide the following information.

a) Investment fund manager information

Full legal name ☐

Firm NRD Number ☐☐☐☐☐☐☐ (if applicable)

If the investment fund manager does not have a firm NRD number, provide the head office contact information of the investment fund manager.

Street Address ☐

Municipality ☐ Province/State ☐

Country ☐ Postal code/Zip code ☐

Telephone number ☐ Website (if applicable) ☐

b) Type of investment fund

Type of investment fund that most accurately identifies the issuer (select only one).

☐ Money market ☐ Equity ☐ Fixed income ☐ Balanced

☐ Alternative strategies ☐ Cryptoasset ☐ Other (describe) ☐

Indicate whether one or both of the following apply to the investment fund.

☐ Invests primarily in other investment fund issuers

☐ Is a UCITs Fund [1]

[1]Undertaking for the Collective Investment of Transferable Securities funds (UCITs Funds) are investment funds regulated by the European Union (EU) directives that allow collective investment schemes to operate throughout the EU on a passport basis on authorization from one member state.

c) Date of formation and financial year-end of the investment fund

Date of formation ☐ YYYY ☐ MM ☐ DD

Financial year-end ☐ MM ☐ DD

d) Reporting issuer status of the investment fund

Is the investment fund a reporting issuer in any jurisdiction of Canada? ☐ No ☐ Yes

If yes, select the jurisdictions of Canada in which the investment fund is a reporting issuer.

☐ All ☐ AB ☐ BC ☐ MB ☐ NB ☐ NL ☐ NT

☐ NS ☐ NU ☐ ON ☐ PE ☐ QC ☐ SK ☐ YT

e) Public listing status of the investment fund

If the investment fund has a CUSIP number, provide below (first 6 digits only).

CUSIP number ☐☐☐☐☐☐

If the investment fund is publicly listed, provide the name of the exchange on which the investment fund's securities primarily trade. Provide only the name of an exchange and not a trading facility such as, for example, an automated trading system.

Exchange name ☐

f) Net asset value (NAV) of the investment fund

Select the NAV range of the investment fund as of the date of the most recent NAV calculation (Canadian $).

☐ $0 to under $5M ☐ $5M to under $25M ☐ $25M to under $100M

☐ $100M to under $500M ☐ $500M to under $1B ☐ $1B or over

Date of NAV calculation: ☐ YYYY ☐ MM ☐ DD

ITEM 7 - INFORMATION ABOUT THE DISTRIBUTION

If an issuer located outside of Canada completes a distribution in a jurisdiction of Canada, include in Item 7 and Schedule 1 information about purchasers resident in that jurisdiction of Canada only. Do not include in Item 7 securities issued as payment of commissions or finder's fees in connection with the distribution, which must be disclosed in Item 8. The information provided in Item 7 must reconcile with the information provided in Schedule 1 of the report.

a) Currency

Select the currency or currencies in which the distribution was made. All dollar amounts provided in the report must be in Canadian dollars.

[X] Canadian dollar [ ] US dollar [ ] Euro Other (describe) [ ]

b) Distribution date(s)

State the distribution start and end dates. If the report is being filed for securities distributed on only one distribution date, provide the distribution date as both the start and end dates. If the report is being filed for securities distributed on a continuous basis, include the start and end dates for the distribution period covered by the report.

Start date 2020-11-30 (YYYY MM DD) End date 2020-12-08 (YYYY MM DD)

c) Detailed purchaser information

Complete Schedule 1 of this form for each purchaser and attach the schedule to the completed report.

d) Types of securities distributed

Provide the following information for all distributions reported on a per security basis. Refer to Part A(12) of the Instructions for how to indicate the security code. If providing the CUSIP number, indicate the full 9-digit CUSIP number assigned to the security being distributed.

Security code	CUSIP number (if applicable)	Description of security	Number of securities	Canadian $ Single or lowest price	Highest price	Total amount
CMS (Commor		Common Shares	7,178,418.0000	0.1700		1,220,331.00
CMS (Commor		Common Shares	1,124,999.0000	0.1880		211,500.00

e) Details of rights and convertible/exchangeable securities

If any rights (e.g. warrants, options) were distributed, provide the exercise price and expiry date for each right. If any convertible/exchangeable securities were distributed, provide the conversion ratio and describe any other terms for each convertible/exchangeable security.

Convertible / exchangeable security code	Underlying security code	Exercise price (Canadian $) Lowest	Highest	Expiry date (YYYY-MM-DD)	Conversion ratio	Describe other terms (if applicable)

f) Summary of the distribution by jurisdiction and exemption

State the total dollar amount of securities distributed and the number of purchasers for each jurisdiction of Canada and foreign jurisdiction where a purchaser resides and for each exemption relied on in Canada for that distribution. However, if an issuer located outside of Canada completes a distribution in a jurisdiction of Canada, include distributions to purchasers resident in that jurisdiction of Canada only.

This table requires a separate line item for: (i) each jurisdiction where a purchaser resides, (ii) each exemption relied on in the jurisdiction where a purchaser resides, if a purchaser resides in a jurisdiction of Canada, and (iii) each exemption relied on in Canada, if a purchaser resides in a foreign jurisdiction.

For jurisdictions within Canada, state the province or territory, otherwise state the country.

Province or country	Exemption relied on	Number of unique purchasers[2a]	Total amount (Canadian $)
Ontario	NI45-106-2.14 [Securities for debt]	5	1,157,831.00
Alberta	NI45-106-2.14 [Securities for debt]	2	62,500.00
British Columb	NI45-106-2.14 [Securities for debt]	1	11,500.00
	Total dollar amount of securities distributed		1,231,831.00
	Total number of unique purchasers[2b]	8	

[2a] *In calculating the number of unique purchasers per row, count each purchaser only once. Joint purchasers may be counted as one purchaser.*

[2b] *In calculating the total number of unique purchasers to which the issuer distributed securities, count each purchaser only once, regardless of whether the issuer distributed multiple types of securities to, and relied on multiple exemptions for, that purchaser.*

g) Net proceeds to the investment fund by jurisdiction

If the issuer is an investment fund, provide the net proceeds to the investment fund for each jurisdiction of Canada and foreign jurisdiction where a purchaser resides.[3] If an issuer located outside of Canada completes a distribution in a jurisdiction of Canada, include net proceeds for that jurisdiction of Canada only. For jurisdictions within Canada, state the province or territory, otherwise state the country.

Province or country	Net proceeds (Canadian $)
+ -	
Total net proceeds to the investment fund	

[3] *"Net proceeds" means the gross proceeds realized in the jurisdiction from the distributions for which the report is being filed, less the gross redemptions that occurred during the distribution period covered by the report.*

h) Offering materials - This section applies only in Saskatchewan, Ontario, Québec, New Brunswick and Nova Scotia.

If a distribution has occurred in Saskatchewan, Ontario, Québec, New Brunswick or Nova Scotia, complete the table below by listing the offering materials that are required under the prospectus exemption relied on to be filed with or delivered to the securities regulatory authority or regulator in those jurisdictions.

In Ontario, if the offering materials listed in the table are required to be filed with or delivered to the Ontario Securities Commission (OSC), attach an electronic version of the offering materials that have not been previously filed with or delivered to the OSC.

Description	Date of document or other material (YYYY-MM-DD)	Previously filed with or delivered to regulator? (Y/N)	Date previously filed or delivered (YYYY-MM-DD)
+ -			

ITEM 8 - COMPENSATION INFORMATION

Provide information for each person (as defined in NI 45-106) to whom the issuer directly provides, or will provide, any compensation in connection with the distribution. ***Complete additional copies of this page if more than one person was, or will be, compensated.***

Indicate whether any compensation was paid, or will be paid, in connection with the distribution.

No

If yes, indicate number of persons compensated.

a) Name of person compensated and registration status

Indicate whether the person compensated is a registrant.

If the person compensated is an individual, provide the name of the individual.

Full legal name of individual

Family name	First given name	Secondary given names

If the person compensated is not an individual, provide the following information.

Full legal name of non-individual

Firm NRD number (if applicable)

Indicate whether the person compensated facilitated the distribution through a funding portal or an internet-based portal.

b) Business contact information

If a firm NRD number is not provided in Item 8(a), provide the business contact information of the person being compensated.

Street address

Municipality

Province/State

Country

Postal code/Zip code

Email address

Telephone number

c) Relationship to issuer or investment fund manager

Indicate the person's relationship with the issuer or investment fund manager (select all that apply). Refer to the meaning of "connected" in Part B(2) of the Instructions and the meaning of "control" in section 1.4 of NI 45-106 for the purposes of completing this section.

- ☐ Connected with the issuer or investment fund manager
- ☐ Insider of the issuer (other than an investment fund)
- ☐ Director or officer of the investment fund or investment fund manager
- ☐ Employee of the issuer or investment fund manager
- ☐ None of the above

d) Compensation details

Provide details of all compensation paid, or to be paid, to the person identified in Item 8(a) in connection with the distribution. Provide all amounts in Canadian dollars. Include cash commissions, securities-based compensation, gifts, discounts or other compensation. Do not report payments for services incidental to the distribution, such as clerical, printing, legal or accounting services. An issuer is not required to ask for details about, or report on, internal allocation arrangements with the directors, officers or employees of a non-individual compensated by the issuer.

Cash commissions paid

Value of all securities distributed as compensation[4]

Security codes

Security code 1	Security code 2	Security code 3

Describe terms of warrants, options or other rights

Other compensation[5]

Describe

Total compensation paid

☐ Check box if the person will or may receive any deferred compensation (describe the terms below)

[4]*Provide the aggregate value of all securities distributed as compensation, excluding options, warrants or other rights exercisable to acquire additional securities of the issuer. Indicate the security codes for all securities distributed as compensation, including options, warrants or other rights exercisable to acquire additional securities of the issuer.*

[5]*Do not include deferred compensation.*

Add Item 8

ITEM 9 - DIRECTORS, EXECUTIVE OFFICERS AND PROMOTERS OF THE ISSUER

If the issuer is an investment fund, do not complete Item 9. Proceed to Item 10.

Indicate whether the issuer is any of the following (select the one that applies - if more than one applies, select only one).

- [x] Reporting issuer in any jurisdiction of Canada
- [ ] Foreign public issuer
- [ ] Wholly owned subsidiary of a reporting issuer in any jurisdiction of Canada[6]

Provide name of reporting issuer __________

- [ ] Wholly owned subsidiary of a foreign public issuer[6]

Provide name of foreign public issuer __________

- [ ] Issuer distributing only eligible foreign securities and the distribution is to permitted clients only[7]

If the issuer is at least one of the above, do not complete Item 9(a) - (c). Proceed to Item 10.

[6]An issuer is a wholly owned subsidiary of a reporting issuer or a foreign public issuer if all of the issuer's outstanding voting securities, other than securities that are required by law to be owned by its directors, are beneficially owned by the reporting issuer or the foreign public issuer, respectively.

[7]Check this box if it applies to the current distribution even if the issuer made previous distributions of other types of securities to non-permitted clients. Refer to the definitions of "eligible foreign security" and "permitted client" in Part B(1) of the Instructions.

- [ ] ***If the issuer is none of the above, check this box and complete Item 9(a) - (c).***

a) Directors, executive officers and promoters of the issuer

Provide the following information for each director, executive officer and promoter of the issuer. For locations within Canada, state the province or territory, otherwise state the country. For "Relationship to issuer", "D" - Director, "O" - Executive Officer, "P" - Promoter.

Organization or company name	Family name	First given name	Secondary given names	Business location of non-individual or residential jurisdiction of individual	Relationship to issuer (select all that apply)		
				Province or country	D	O	P
					☐	☐	☐

b) Promoter information

If the promoter listed above is not an individual, provide the following information for each director and executive officer of the promoter. For locations within Canada, state the province or territory, otherwise state the country. For "Relationship to promoter", "D" - Director, "O" - Executive Officer.

Organization or company name	Family name	First given name	Secondary given names	Residential jurisdiction of individual	Relationship to promoter (select one or both if applicable)	
				Province or country	D	O
					☐	☐

c) Residential address of each individual

Complete Schedule 2 of this form providing the full residential address for each individual listed in Item 9(a) and (b) and attach to the completed report. Schedule 2 also requires information to be provided about control persons.

ITEM 10 – CERTIFICATION

Provide the following certification and business contact information of an officer, director or agent of the issuer or underwriter. If the issuer or underwriter is not a company, an individual who performs functions similar to that of a director or officer may certify the report. For example, if the issuer is a trust, the report may be certified by the issuer's trustee. If the issuer is an investment fund, a director or officer of the investment fund manager (or, if the investment fund manager is not a company, an individual who performs similar functions) may certify the report if the director or officer has been authorized to do so by the investment fund.

The certification may be delegated, but only to an agent that has been authorized by an officer or director of the issuer or underwriter to prepare and certify the report on behalf of the issuer or underwriter. If the report is being certified by an agent on behalf of the issuer or underwriter, provide the applicable information for the agent in the boxes below.

If the individual completing and filing the report is different from the individual certifying the report, provide the name and contact details for the individual completing and filing the report in Item 11.

The signature on the report must be in typed form rather than handwritten form. The report may include an electronic signature provided the name of the signatory is also in typed form.

Securities legislation requires an issuer or underwriter that makes a distribution of securities under certain prospectus exemptions to file a completed report of exempt distribution.

By completing the information below, I certify, on behalf of the issuer/underwriter/investment fund manager, to the securities regulatory authority or regulator, as applicable, that I have reviewed this report and to my knowledge, having exercised reasonable diligence, the information provided in this report is true and, to the extent required, complete.

Name of issuer/underwriter/ investment fund manager/agent	High Tide Inc.		
Full legal name	Posen (Family name)	Shimmy (First given name)	(Secondary given names)
Title	Corporate Secretary		
Telephone number	4168697612	Email address	sposen@garfinkle.com
Signature	Shimmy Posen	Date	2020 (YYYY) 12 (MM) 10 (DD)

ITEM 11 – CONTACT PERSON

Provide the following business contact information for the individual that the securities regulatory authority or regulator may contact with any questions regarding the contents of this report, if different than the individual certifying the report in Item 10.

☐ Same as individual certifying the report

Full legal name	Mahboobani (Family name)	Jaanam (First given name)	(Secondary given names)	Title	Law Clerk
Name of company	Garfinkle Biderman LLP				
Telephone number	4168697656	Email address	jmahboobani@garfinkle.com		

Notice – Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the securities regulatory authority or regulator under the authority granted in securities legislation for the purposes of the administration and enforcement of the securities legislation.

If you have any questions about the collection and use of this information, contact the securities regulatory authority or regulator in the local jurisdiction(s) where the report is filed, at the address(es) listed at the end of this form.

The attached Schedules 1 and 2 may contain personal information of individuals and details of the distribution(s). The information in Schedules 1 and 2 will not be placed on the public file of any securities regulatory authority or regulator. However, freedom of information legislation may require the securities regulatory authority or regulator to make this information available if requested.

By signing this report, the issuer/underwriter confirms that each individual listed in Schedule 1 or 2 of the report who is resident in a jurisdiction of Canada:

a) has been notified by the issuer/underwriter of the delivery to the securities regulatory authority or regulator of the information pertaining to the individual as set out in Schedule 1 or 2, that this information is being collected by the securities regulatory authority or regulator under the authority granted in securities legislation, that this information is being collected for the purposes of the administration and enforcement of the securities legislation of the local jurisdiction, and of the title, business address and business telephone number of the public official in the local jurisdiction, as set out in this form, who can answer questions about the security regulatory authority's or regulator's indirect collection of the information, and

b) has authorized the indirect collection of the information by the securities regulatory authority or regulator.

SCHEDULE 1 TO FORM 45-106F1 (CONFIDENTIAL PURCHASER INFORMATION)

Schedule 1 must be filed in the format of an Excel spreadsheet in a form acceptable to the securities regulatory authority or regulator.

The information in this schedule will not be placed on the public file of any securities regulatory authority or regulator. However, freedom of information legislation may require the securities regulatory authority or regulator to make this information available if requested.

a) **General information *(provide only once)***

1. Name of issuer
2. Certification date (YYYY-MM-DD)

Provide the following information for each purchaser that participated in the distribution. For each purchaser, create separate entries for each distribution date, security type and exemption relied on for the distribution.

b) **Legal name of purchaser**

If two or more individuals have purchased a security as joint purchasers, provide information for each purchaser under the columns for family name, first given name and secondary given names, if applicable, and separate the individuals' names with an ampersand. For example, if Jane Jones and Robert Smith are joint purchasers, indicate "Jones & Smith" in the family name column.

1. Family name
2. First given name
3. Secondary given names *(if applicable)*
4. Full legal name of non-individual *(if applicable)*

c) **Contact information of purchaser**

1. Residential street address
2. Municipality
3. Province/State
4. Postal code/Zip code
5. Country
6. Telephone number
7. Email address *(if available)*

d) **Details of securities purchased**

1. Date of distribution (YYYY-MM-DD)
2. Number of securities
3. Security code
4. Amount paid (Canadian $)

e) **Details of exemption relied on**

1. Rule, section and subsection number
2. If relying on section 2.3 [*Accredited investor*] of NI 45-106, provide the paragraph number in the definition of "accredited investor" in section 1.1 of NI 45-106 that applies to the purchaser. *(select only one – if the purchaser is a permitted client that is not an individual, "NIPC" can be selected instead of the paragraph number)*
3. If relying on section 2.5 [*Family, friends and business associates*] of NI 45-106, provide:
   a. the paragraph number in subsection 2.5(1) that applies to the purchaser *(select only one)*; and
   b. if relying on paragraphs 2.5(1)(b) to (i), provide:
      i. the name of the director, executive officer, control person, or founder of the issuer or affiliate of the issuer claiming a relationship to the purchaser. *(Note: if Item 9(a) has been completed, the name of the director, executive officer or control person must be consistent with the name provided in Item 9 and Schedule 2.)*
      ii. the position of the director, executive officer, control person, or founder of the issuer or affiliate of the issuer claiming a relationship to the purchaser.
4. If relying on subsection 2.9(2) or, in Alberta, New Brunswick, Nova Scotia, Ontario, Québec, or Saskatchewan, subsection 2.9(2.1) [*Offering memorandum*] of NI 45-106 and the purchaser is an eligible investor, provide the paragraph number in the definition of "eligible investor" in section 1.1 of NI 45-106 that applies to the purchaser. (*select only one)*

f) Other information

Paragraphs f)1. and f)2. do not apply if any of the following apply:

(a) the issuer is a foreign public issuer;
(b) the issuer is a wholly owned subsidiary of a foreign public issuer;
(c) the issuer is distributing only eligible foreign securities and the distribution is to permitted clients only.

1. Is the purchaser a registrant? (Y/N)
2. Is the purchaser an insider of the issuer? (Y/N) *(not applicable if the issuer is an investment fund)*
3. Full legal name of person compensated for distribution to purchaser. If a person compensated is a registered firm, provide the firm NRD number only. *(Note: the names must be consistent with the names of the persons compensated as provided in Item 8.)*

INSTRUCTIONS FOR SCHEDULE 1

Any securities issued as payment for commissions or finder's fees must be disclosed in Item 8 of the report, not in Schedule 1.

Details of exemption relied on – When identifying the exemption the issuer relied on for the distribution to each purchaser, refer to the rule, statute or instrument in which the exemption is provided and identify the specific section and, if applicable, subsection or paragraph. For example, if the issuer is relying on an exemption in a National Instrument, refer to the number of the National Instrument, and the subsection or paragraph number of the specific provision. If the issuer is relying on an exemption in a local blanket order, refer to the blanket order by number.

For exemptions that require the purchaser to meet certain characteristics, such as the exemption in section 2.3 [*Accredited investor*], section 2.5 [*Family, friends and business associates*] or subsection 2.9(2) or, in Alberta, New Brunswick, Nova Scotia, Ontario, Québec, or Saskatchewan, subsection 2.9(2.1) [*Offering memorandum*] of NI 45-106, provide the specific paragraph in the definition of those terms that applies to each purchaser.

Reports filed under paragraph 6.1(1)(j) [*TSX Venture Exchange offering*] of NI 45-106 – For reports filed under paragraph 6.1(1)(j) [*TSX Venture Exchange offering*] of NI 45-106, Schedule 1 must list the total number of purchasers by jurisdiction only, and is not required to include the name, residential address, telephone number or email address of the purchasers.

SCHEDULE 2 TO FORM 45-106F1 (CONFIDENTIAL DIRECTOR, EXECUTIVE OFFICER, PROMOTER AND CONTROL PERSON INFORMATION)

Schedule 2 must be filed in the format of an Excel spreadsheet in a form acceptable to the securities regulatory authority or regulator.

Complete the following only if Item 9(a) is required to be completed. **This schedule also requires information to be provided about control persons of the issuer at the time of the distribution.**

The information in this schedule will not be placed on the public file of any securities regulatory authority or regulator. However, freedom of information legislation may require the securities regulatory authority or regulator to make this information available if requested.

a) General information *(provide only once)*

1. Name of issuer
2. Certification date (YYYY-MM-DD)

b) Business contact information of Chief Executive Officer *(if not provided in Item 10 or 11 of report)*

1. Email address
2. Telephone number

c) Residential address of directors, executive officers, promoters and control persons of the issuer

Provide the following information for each individual who is a director, executive officer, promoter or control person of the issuer at the time of the distribution. If the promoter or control person is not an individual, provide the following information for each director and executive officer of the promoter and control person. (Note: names of directors, executive officers and promoters must be consistent with the information in Item 9 of the report, if required to be provided.)

1. Family name
2. First given name
3. Secondary given names
4. Residential street address
5. Municipality
6. Province/State
7. Postal code/Zip code
8. Country
9. Indicate whether the individual is a control person, or a director and/or executive officer of a control person (*if applicable*)

d) Non-individual control persons *(if applicable)*

If the control person is not an individual, provide the following information. For locations within Canada, state the province or territory, otherwise state the country.

1. Organization or company name
2. Province or country of business location

Questions:

Refer any questions to:

Alberta Securities Commission
Suite 600, 250 – 5th Street SW
Calgary, Alberta T2P 0R4
Telephone: 403-297-6454
Toll free in Canada: 1-877-355-0585
Facsimile: 403-297-2082
Public official contact regarding indirect collection of information: FOIP Coordinator

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, British Columbia V7Y 1L2
Inquiries: 604-899-6854
Toll free in Canada: 1-800-373-6393
Facsimile: 604-899-6581
Email: FOI-privacy@bcsc.bc.ca
Public official contact regarding indirect collection of information: FOI Inquiries

The Manitoba Securities Commission
500 – 400 St. Mary Avenue
Winnipeg, Manitoba R3C 4K5
Telephone: 204-945-2561
Toll free in Manitoba: 1-800-655-5244
Facsimile: 204-945-0330
Public official contact regarding indirect collection of information: Director

Financial and Consumer Services Commission (New Brunswick)
85 Charlotte Street, Suite 300
Saint John, New Brunswick E2L 2J2
Telephone: 506-658-3060
Toll free in Canada: 1-866-933-2222
Facsimile: 506-658-3059
Email: info@fcnb.ca
Public official contact regarding indirect collection of information: Chief Executive Officer and Privacy Officer

Government of Newfoundland and Labrador
Financial Services Regulation Division
P.O. Box 8700
Confederation Building
2nd Floor, West Block
Prince Philip Drive
St. John's, Newfoundland and Labrador A1B 4J6
Attention: Director of Securities
Telephone: 709-729-4189
Facsimile: 709-729-6187
Public official contact regarding indirect collection of information: Superintendent of Securities

Government of the Northwest Territories
Office of the Superintendent of Securities
P.O. Box 1320
Yellowknife, Northwest Territories X1A 2L9
Telephone: 867-767-9305
Facsimile: 867-873-0243
Public official contact regarding indirect collection of information: Superintendent of Securities

Nova Scotia Securities Commission
Suite 400, 5251 Duke Street
Duke Tower
P.O. Box 458
Halifax, Nova Scotia B3J 2P8
Telephone: 902-424-7768
Facsimile: 902-424-4625
Public official contact regarding indirect collection of information: Executive Director

Government of Nunavut
Department of Justice
Legal Registries Division
P.O. Box 1000, Station 570
1st Floor, Brown Building
Iqaluit, Nunavut X0A 0H0
Telephone: 867-975-6590
Facsimile: 867-975-6594
Public official contact regarding indirect collection of information: Superintendent of Securities

Ontario Securities Commission
20 Queen Street West, 22nd Floor
Toronto, Ontario M5H 3S8
Telephone: 416-593-8314
Toll free in Canada: 1-877-785-1555
Facsimile: 416-593-8122
Email: exemptmarketfilings@osc.gov.on.ca
Public official contact regarding indirect collection of information: Inquiries Officer

Prince Edward Island Securities Office
95 Rochford Street, 4th Floor Shaw Building
P.O. Box 2000
Charlottetown, Prince Edward Island C1A 7N8
Telephone: 902-368-4569
Facsimile: 902-368-5283
Public official contact regarding indirect collection of information: Superintendent of Securities

Autorité des marchés financiers
800, rue du Square-Victoria, 22e étage
C.P. 246, tour de la Bourse
Montréal, Québec H4Z 1G3
Telephone: 514-395-0337 or 1-877-525-0337
Facsimile: 514-873-6155 (For filing purposes only)
Facsimile: 514-864-6381 (For privacy requests only)
Email: financementdessocietes@lautorite.qc.ca (For corporate finance issuers); fonds_dinvestissement@lautorite.qc.ca (For investment fund issuers)
Public official contact regarding indirect collection of information: Corporate Secretary

Financial and Consumer Affairs Authority of Saskatchewan
Suite 601 - 1919 Saskatchewan Drive
Regina, Saskatchewan S4P 4H2
Telephone: 306-787-5842
Facsimile: 306-787-5899
Public official contact regarding indirect collection of information: Director

Office of the Superintendent of Securities
Government of Yukon
Department of Community Services
307 Black Street, 1st Floor
P.O. Box 2703, C-6
Whitehorse, Yukon Y1A 2C6
Telephone: 867-667-5466
Facsimile: 867-393-6251
Email: securities@gov.yk.ca
Public official contact regarding indirect collection of information: Superintendent of Securities